FOIA Confidential Treatment
Requested By
Allegheny Technologies Incorporated
ATI — 0101

1000 Six PPG Place
Pittsburgh, PA 15222-5479
August 12, 2008
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-7010
Attn: Mr. Dieter King

RE:	Allegheny Technologies Incorporated
Form 10-K for the fiscal year ended December 31, 2007
Filed February 26, 2008
Form 10-Q for the fiscal quarter ended March 31, 2008
Filed May 9, 2008
Definitive Proxy Statement filed March 25, 2008
File No. 001-12001
Dear Mr. King:
     This letter sets forth our response to the letter dated July 17, 2008 of the Staff of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2007, the Form 10-Q for the quarter ended March 31, 2008, and the Definitive Proxy Statement filed March 25, 2008 for Allegheny Technologies Incorporated (the “Company”) and our conversation of July 22, 2008.
     Set forth below is the Company’s response to the comment in your letter. For your convenience, your comment is reproduced in bold text below and is followed by the Company’s response.
Proxy Statement for 2008 Annual Meeting of Stockholders
Grants of Plan-Based Awards for 2007, page 41
2007 Annual Incentive Plan, page 42
1.	We have reviewed and carefully considered your response to comment 1 in our letter dated June 27, 2008. Please elaborate on your “competitive harm” analysis. Your July 11, 2008 letter did not provide us with sufficient information to evaluate whether you have a basis to withhold disclosure of the Other AIP Targets pursuant

Mr. Dieter King	FOIA Confidential Treatment
U.S. Securities and Exchange Commissi	on Requested By
August 12, 2008	Allegheny Technologies Incorporated
Page 2	ATI — 0101
to Instruction 4 to Item 402(b) of Regulation S-K. For each of the Other AIP Targets, please tell us why disclosure of the target would be likely to cause you substantial competitive harm. Please be detailed and specific in your response.
Disclosure of the six Other AIP Targets, which are non-financial measures of Company performance, would contain information that would cause us substantial competitive harm and would not be material to an understanding of amounts earned by our named executive officers under the Company’s Annual Incentive Plan.
These six Other AIP Targets, which collectively represent 30% of the AIP award formula, cover three major categories: Manufacturing Improvements, Safety and Environmental Improvements, and Customer Responsiveness Improvements. Each of these categories has two sub-categories, as described in Appendix A to this letter. The Other AIP Targets are non-financial measures of operating efficiency or compliance at the Company’s individual business units. The goals for the Other AIP Targets are established and evaluated on an individual basis for seven of the Company’s major operating business units. Achievement of the Other AIP Targets for named executive officer compensation purposes is determined based upon the weighted results of achievement of each of the individual business units, with the weighting of achievement being a complex mathematical process necessary to account for results at seven different and diverse component business units. The goals, and the metrics used to measure achievement of those goals, vary by individual business unit due to differences among them in their products, the markets they serve, their production processes and systems, relative sales volume, performance measurement and management reporting systems, and other factors specific to the particular business.
The impact of these non-financial measures on the annual incentive compensation of the named executive officers is the weighted average achievement of a total of 42 measures (six individual non-financial measures multiplied by the seven operating business units used for AIP award purposes) with the achievement of no one individual business goal representing more than 2.5% of the total non-financial measure achievement. Moreover, each goal has a threshold, target, and maximum performance objective, resulting in a total of 126 business unit measures to be considered for named executive officer achievement of the Other AIP Targets.
Given the number of non-financial performance measurements that make up the Other AIP Targets calculation for the named executive officers’ annual incentive compensation, the detail required to explain the metrics would be too cumbersome and technical to be meaningful to investors and therefore not material to an understanding of named executive officer compensation under the Annual Incentive Plan.
Moreover, as described in Appendix A, public disclosure of the metrics would cause us substantial competitive harm given the detailed operational nature of the information comprising the metrics. It is important to note that the Other AIP Targets contain business unit performance information that is treated by the Company as confidential and proprietary information and is not otherwise publicly available. The Company has safeguarded this information from being disseminated to its competitors and the general public. Public disclosure of this type of information, which the Company does not have access to regarding its competitors, would place the Company at a significant competitive disadvantage and result in competitive harm to the Company.

Mr. Dieter King	FOIA Confidential Treatment
U.S. Securities and Exchange Commissi	on Requested By
August 12, 2008	Allegheny Technologies Incorporated
Page 3	ATI — 0101
In future proxy statements, the Company will disclose the relative ease or difficulty of achieving the undisclosed Other AIP Targets.
For the foregoing reasons, we believe that withholding disclosure of the Other AIP Targets is appropriate.
Confidential Treatment Request
Additional information concerning the 42 performance measures relating to the business unit performance goals is set forth in Appendix A to this letter. Because of the sensitive nature of the information and because public disclosure of this information would cause us substantial competitive harm, this submission is accompanied by a request for confidential treatment for Appendix A of this letter. The Company is requesting confidential treatment for Appendix A in connection with the Freedom of Information Act (“FOIA”) and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.
Please contact me at (412) 394-2836 with any questions or comments.
Very truly yours,
/s/ Jon D. Walton
Jon D. Walton
Executive Vice President, Human Resources,
Chief Legal and Compliance Officer,
General Counsel and Corporate Secretary
cc:	L. Patrick Hassey Richard J. Harshman

FOIA Confidential Treatment
Requested By
Allegheny Technologies Incorporated
ATI — 0101

1000 Six PPG Place
Pittsburgh, PA 15222-5479
APPENDIX A
[***]
*** Confidential treatment under FOIA is requested by Allegheny Technologies Incorporated.

A-1